PRICING SUPPLEMENT NO. 1 DATED February 15, 2005	Rule 424(b)(5)
(To Prospectus Dated June 18, 2003 and Prospectus Supplement	File No. 333-106083
Dated February 8, 2005)

$100,000,000
Kimco Realty Corporation
Series C Medium-Term Notes
Due Nine Months or More from Date of Issue

Fixed Rate Notes

Interest Rate: 4.904% per annum
Trade Date: February 15, 2005

Original Issue Date: February 18, 2005
Stated Maturity Date: February 18, 2015

Issue Price: 100%
Agent’s Discount or Commission: $625,000
Net Proceeds to Issuer: $99,375,000

Interest Payment Dates: The first day of each April and October, commencing April 1, 2005, and at maturity.

Book Entry:	Certificated:

Authorized	$1,000 and integral multiples thereof	Other:
Denomination:

Minimum	$1,000 Other
Denomination:
Specified Currency:	United States dollars Other:
Exchange Rate Agent: N/A

Redemption:	The Notes cannot be redeemed prior to maturity.
The Notes may be redeemed prior to maturity, as follows:
Initial Redemption Date: N/A
Initial Redemption Percentage: N/A
Annual Redemption Percentage Reduction: N/A

The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 (0.15%) basis points plus in each case accrued interest on such notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity, actual or interpolated (on a day count basis), of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated (on a day count basis) maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of at least three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

 “Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall replace that former dealer with another Primary Treasury Dealer.

Repayment:	The Notes cannot be repaid prior to maturity.
The Notes may be repaid prior to maturity, as follows:
Optional Repayment Dates:

Additional/Other Terms: None

Addendum Attached:	Yes	No

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ($50,000,000)
Banc of America Securities LLC
BNY Capital Markets, Inc.
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC ($50,000,000)
Wachovia Capital Markets, LLC
Other:

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $99.3 million after deducting the agents' discount and other estimated offering expenses. We intend to use the net proceeds from this offering to repay all $20.0 million of our Fixed Rate Notes due April 26, 2005, which bear interest at 7.91%, all $10.25 million of our Fixed Rate Notes due May 6, 2005, which bear interest at 7.30%, and partially repay our $100.0 million Fixed Rate Notes due June 30, 2005, which bear interest at 6.73%. In the interim, proceeds will be used to repay amounts borrowed under our revolving credit facility, which bears interest at a rate of LIBOR plus 55 basis points and is scheduled to expire in June of 2006.

FOURTH QUARTER AND YEAR END FINANCIAL DATA

On February 8, 2005, we reported our financial results for the three month period and year ended December 31, 2004. We reported income from continuing operations of approximately $71.1 million for the three month period ended December 31, 2004, as compared to approximately $62.7 million for the same period during 2003. For the year ended December 31, 2004, we reported income from continuing operations of approximately $281.6 million, as compared to approximately $245.9 million for the year ended December 31, 2003.

We reported net income of approximately $75.8 million for the three month period ended December 31, 2004, as compared to approximately $84.1 million for the same period during 2003. For the year ended December 31, 2004, we reported net income of approximately $297.1 million, as compared to approximately $307.9 million for the year ended December 31, 2003.